Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Attention: Tia L. Jenkins, Chief Accountant, Office of
Beverages, Apparel and Mining
RE: DRDGOLD Limited Form 20-F for the fiscal year ended
June 30, 2015
File October 30, 2015
File No. 1-35387
Dear Mrs. Jenkins:
We are writing to respond to the comments received from the staff of the Division of
Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Mr. Riaan Davel, dated January 5, 2016, in connection with DRDGOLD Limited's (the “Company”)
Annual Report on Form 20-F for the fiscal year ended June 30, 2015 (the “Annual Report”).
Set forth below is the responses to the Staff’s comment, which for the convenience of the
Staff has been provided following the text of the comment in the Staff’s letter.
Form 20-F for the Fiscal Year Ended June 30, 2015
Item 5. Operating and Financial Review and Prospects
5.A. Operating Results
Operating Results
Comparison of financial performance for the fiscal year ended June 30, 2015 compared with fiscal year ended June 30, 2014, page 54
Comment 1:
You discuss your net operating costs, a non-IFRS measure, and factors responsible for changes in this measure, but do not discuss either your operating costs or movement in gold in progress, as presented in your consolidated statement of profit and loss and other comprehensive income. Please revise future filings to discuss operating costs and movement in gold in progress, and factors responsible for the changes in these line items between periods. If you continue to discuss the non-IFRS measure net operating costs in

Securities and Exchange Commission
January 15, 2016

future filings, please do so in a discussion that follows your discussion of the amounts presented in your financial statements. Refer to the guidance in General Instruction C(e)
to Form 20-F and Item 10(e)(1) of Regulation S-K. Please provide your proposed disclosure as part of your response.
Response:
The Company acknowledges the Staff’s comment and respectfully notes that it will revise accordingly its future filings. Please find below proposed disclosure prepared by the
Company on the basis of currently applicable accounting standards.
Operating costs
The following table illustrates the year-on-year change in operating costs for fiscal 2015 in comparison to fiscal 2014:
Impact of change in volume
R’000
    Operating
costs
  Internal
growth/         Impact of
change in
costs
Net
change
Operating
costs
2,014
(decline)
2,015
Ergo
Operating costs 1,598,300 170,286
-
11,091 188,580 1,786,880
Total
1,598,300
170,286
-
11,091
188,580
1,786,880
Operating costs in fiscal 2015 increased by 12% to R1,786.9 million compared to operating costs of R1,598.3 million in fiscal 2014 due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year.
Movement in gold in process
Movement in gold in process in fiscal 2015 amounted to a benefit of R20.6 million mainly due to an increase in the volume of gold in the plant as at June 30, 2015 compared to June 30, 2014 and an expense of R8.9 million in fiscal 2014 due to a decrease in the volume of gold in the plant as at June 30, 2014 compared to June
30, 2013.
5.B. Liquidity and Capital Resources, page 58
Comment 2:
Your current discussion of cash flows from operating, investing and financing activities only addresses the fiscal year ended June 30, 2015 as compared to the fiscal year ended
June 30, 2014. In future filings, please discuss for all periods presented the business reasons for changes between periods in your cash flows from operating, investing and financing activities. Refer to the guidance in Item 5 to Form 20-F.

Securities and Exchange Commission
January 15, 2016

Response:
The Company acknowledges the Staff’s comment and respectfully notes that it will revise accordingly its future filings.
* * * * *
The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
Should the Staff have any questions or comments, please contact me on +27 11 470 2600 or riaan.davel@drdgold.com.
Sincerely,
/s/ Riaan Davel_
Riaan Davel
Chief Financial Officer
cc:
Securities and Exchange Commission
Linda Cvrkel
Rufus Decker
DRDGOLD Limited
Francois Bouwer
Skadden Arps Slate Meagher & Flom (UK) LLP
James McDonald
Maria Protopapa